NO ACT

DC PE 8-12-08

Act: 1934
Section: 15(d)
Rule:
Public Availability: 8/12/2008

[redacted]

08052375

August 12, 2008

Received SEC

AUG 12 2008

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Prairie Creek Ethanol, LLC**
Incoming letter dated August 12, 2008

Based on the facts presented, it is the Division's view that the effectiveness of Prairie Creek Ethanol's registration statement on Form SB-2 during the fiscal year ending December 31, 2008 would not preclude Prairie Creek Ethanol from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Prairie Creek Ethanol has withdrawn the registration statement and the post-effective amendment to the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2008

Mail Stop 3010

Mark D. Wickham
Brown Winick Graves Gross
Baskerville & Schoenebaum, P.L.C.
666 Grand Avenue, Suite 2000
Ruan Center, Des Moines, IA 50309

Re: Prairie Creek Ethanol, LLC

Dear Mr. Wickham:

In regard to your letter of August 12, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BrownWinick
ATTORNEYS AT LAW

Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, P.L.C.

666 Grand Avenue, Suite 2000
Ruan Center, Des Moines, IA 50309

August 12, 2008

direct phone: 515-248-6623
direct fax: 515-248-6624
email: wickham@brownwinick.com

Sections 15(d) and 13(a) of the Securities Exchange Act of 1934 and Rule 12h-3 Promulgated Thereunder

Via e-mail to cfletters@sec.gov
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, DC 20549

Attn: Office of Chief Counsel

Re: Prairie Creek Ethanol, LLC
Registration Statement on Form SB-2 initially filed March 26, 2007
File No. 333-141585

Ladies and Gentlemen:

On behalf of Prairie Creek Ethanol, LLC, an Iowa limited liability company (the "Company"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in the Company's view that the effectiveness of the Company's registration statement on Form SB-2 during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), suspending the Company's duty to file with the Commission the periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration on Form SB-2 became effective (i.e., the fiscal year ending December 31, 2008). This letter replaces our previous letter submitted to the Commission dated August 8, 2008.

Factual Background

The Company was organized in April 2006 for the purpose of developing, building and operating an ethanol plant in Iowa. The Company currently has 28 record holders of its membership units, with approximately 920 membership units outstanding. The Company sold 284 membership units to seed capital investors at a purchase price of $2,500.00 per unit and 1,239 units to founders at an average purchase price of $702.18 per unit, without registering the units with the Securities and Exchange Commission pursuant to the Securities Act. All sales were made pursuant to Rule 506 of Regulation D. The Company subsequently redeemed 603 membership units from founders for $0.01 per unit.

On March 26, 2007, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Company filed a registration statement on Form SB-2 (Reg. No. 333-141585), (the "Registration Statement"). The Registration Statement proposed an initial public offering of a minimum of 11,800 and a maximum of 27,600 membership units of the Company for $5,000 per unit. The minimum investment requirement per investor was $10,000 and investors were allowed to purchase additional units in increments of $5,000 upon meeting the minimum investment threshold. The purpose of the offering was to raise equity to help fund the construction and start-up costs of a 100 million gallon per year dry mill ethanol plant.

The units were offered on a best efforts basis directly to investors by the directors and officers of the Company without the use of an underwriter or placement agent. The offering was to terminate the earlier of (1) the date upon which the maximum number units were sold; or (2) the expiration of the one year period after the effective date. The Company could also end the offering at any time after the minimum number of units were sold or if the Company abandoned the project for any reason. Upon termination of the offering, the Registration Statement required that the Company promptly return offering proceeds to investors, including nominal interest on the investments.

Before subscribing for units, each investor was required to execute: (1) a subscription agreement; (2) a promissory note and security agreement; and (3) the Company's second amended and restated operating agreement. All subscriptions were subject to approval by the Company's directors and the Company reserved the right to reject any subscription agreement. Investors subscribing for units in the offering were required to provide funds payable to the Company's escrow agent of not less than 10% of the amount due for the units for which subscription was sought, which amount was deposited in the escrow account. Subscribers were required to sign a full recourse promissory note and security agreement for the remaining 90% of the total subscription amount. No investment fees were charged by the Company to subscribers as a condition to subscribe for units in the offering.

Investments were to be held in escrow until the earliest of (1) satisfaction of all the escrow agreement requirements necessary to release funds; (2) the date which is one year after the Registration Statement was declared effective; or (3) termination of the offering. Proceeds from subscriptions for the units were deposited in an interest-bearing escrow account. The Registration Statement allowed the Company to terminate the offering prior to closing the offering, in which event the Company was required to return investments, with interest. The escrow agreement provided for a one-time setup fee of $1,000.00. Additionally, if the Company broke escrow, the Company would pay to the escrow agent a fee equal to 0.12% of the principal balance of the escrow account as of the date the escrowed funds were distributed to the

Company. If the Company did not break escrow and the escrowed funds were returned to investors, the Company would pay to the escrow agent a fee equal to 1% of the interest earned on the escrowed funds returned to subscribers. The escrow agreement also provided for an additional fee of $12.00 per subscriber in the event the escrow agent was required to provide such subscribers with IRS Form 1099. All escrow fees were to be paid by the Company, and not from the principal deposited in, or interest earned on, the escrow account.

The Registration Statement was initially declared effective on September 21, 2007. Subsequently the Company made changes to its business plan that necessitated a post-effective amendment to the Registration Statement. Although the Company received subscription agreements prior to the effective date of the post-effective amendment to the Registration Statement for the purchase of units in the registered offering, all funds that were received from investors were placed into escrow and no sales were consummated. All such subscriptions were rejected by the Company and the escrow agent was notified to return escrowed funds to subscribers in accordance with the escrow agreement. All monies received prior to the effective date of the post-effective amendment to the Registration Statement were returned, together with nominal interest, to subscribers. All escrow fees were paid or will be paid by the Company, and not from the principal deposited in, or the interest earned on, the escrow account. In addition, all promissory notes received from subscribers prior to the effective date of the post-effective amendment to the Registration Statement were cancelled by the Company and returned to subscribers. As such, no membership units were, nor will be, issued pursuant to subscriptions received prior to the effective date of the post-effective amendment to the Registration Statement and the subscribers that subscribed for units prior to the effective date of the post-effective amendment to the Registration Statement have no further outstanding obligations whatsoever to the Company as a result of their subscriptions for units.

The post-effective amendment to the Registration Statement was filed with the Commission on January 18, 2008. The post-effective amendment to the Registration Statement proposed an initial public offering of a minimum of 7,200 and a maximum of 17,000 membership units of the Company for $5,000 per unit. The minimum investment requirement per investor was $10,000 and investors were allowed to purchase additional units in increments of $5,000 upon meeting the minimum investment threshold. The purpose of the offering was to raise equity to help fund the construction and start-up costs of a 55 million gallon per year dry mill ethanol plant. The Company opted to conduct the initial public offering to raise equity to build a 55 million gallon per year plant rather than a 100 million gallon per year plant due to the Company's concerns regarding the availability of financing for a 100 million gallon plant. Additionally, the Company felt that changing the proposed project from 100 million gallons to 55 million gallons increased the likelihood that the Company would be producer-owned. The offering was to terminate the earlier of (1) the date upon which the maximum number units were sold or (2) September 21, 2008. The Company could also end the offering at any time after the minimum number of units were sold or if the Company abandoned the project for any reason. Investments were to be held in escrow until the earliest of (1) satisfaction of all the escrow agreement requirements necessary to release funds; (2) September 21, 2008; or (3) termination of the offering. Other than as set forth in this paragraph, the terms of the offering pursuant to the post-effective amendment to the

Registration Statement remained materially similar to the terms of the offering prior to the post-effective amendment to the Registration Statement as described above. The post-effective amendment to the Registration Statement was declared effective on January 23, 2008.

Due to the unfavorable economic environment, on June 3, 2008 the Company filed with the Commission a letter requesting the withdrawal of the Registration Statement pursuant to Rule 477 promulgated under the Securities Act. The Company subsequently filed a request to withdraw its request to withdraw the Registration Statement due to the Commission's request for additional information regarding the withdrawal of the Registration Statement. On June 19, 2008 the Company again filed with the Commission a letter requesting the withdrawal of the Registration Statement pursuant to Rule 477, which was consented to by the Commission on June 20, 2008. The Company also notified each state in which a state registration was filed of the Company's decision to withdraw the Registration Statement and requested that each such state terminate the offering.

Although the Company received subscription agreements for the purchase of units in the registered offering, all funds that were received from investors were placed into escrow and no sales were consummated. The Company passed a resolution rejecting all subscriptions for membership units received pursuant to the Registration Statement and authorizing the Company's officers to direct the escrow agent to return escrowed funds to subscribers in accordance with the escrow agreement. All monies received during the offering for the Company's membership units were returned, together with nominal interest, to subscribers. All escrow fees were paid or will be paid by the Company, and not from the principal deposited in, or the interest earned on, the escrow account. In addition, all promissory notes received from subscribers were cancelled by the Company and returned to subscribers. As such, no membership units were, nor will be, issued pursuant to the Registration Statement and the subscribers have no further outstanding obligations whatsoever to the Company as a result of their subscriptions for units.

As noted above, the Company's Registration Statement initially became effective on September 21, 2007. Following a post-effective amendment, the Registration Statement was again declared effective on January 23, 2008. Section 15(d) of the Exchange Act provides that the periodic reporting requirements of Section 13 of the Exchange Act are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. As such, the Company is subject to the reporting obligations under Section 15(d) of the Exchange Act. The Company has no units registered under Section 12 of the Exchange Act. The Company advises the Staff that it is current in its reporting obligations under the Exchange Act. Additionally, the Company represents that as of the date of this letter, the Company has filed, and as of the date the Form 15 is filed, the Company will have filed, all reports required by Section 13 of the Exchange Act.

Although Exchange Act Rule 12h-3 grants an automatic suspension from the periodic reporting requirements imposed by Section 15(d) of the Exchange Act for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective. Thus, although all membership units of the Company that are issued and outstanding are held of record by fewer than 300 members, who acquired the units privately without registration under the Securities Act and whose units are not registered under the Exchange Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission the periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (i.e., the fiscal year ending December 31, 2008). If the Company's request is granted, the Company represents that it will file the Form 15 no later than the due date of the Form 10-Q for the quarter ended June 30, 2008.

Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c), promulgated thereunder, should not be interpreted in a manner that would require the Company to file Section 13(a) periodic reports merely because the Registration Statement was filed and became effective during the fiscal year ending December 31, 2008.

The Commission has stated that "the purposes of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (Oct. 5, 1983)(the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Although the Registration Statement was declared effective, no units were sold in the Company's initial public offering and the Company requested withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act, which such withdrawal the Staff consented to on June 20, 2008. The Company notified the escrow agent to return all funds held in the escrow account to all of the subscribers in the registered offering. The escrow agent then returned to each subscriber their investment, together with interest. Also, each subscriber's promissory note has been cancelled and returned to each respective subscriber. As a result, no securities of the Company were sold or will be sold to the public by the Company pursuant to the Registration Statement, nor are there currently any public members of the Company. While the Company did receive subscriptions from investors during the registered offering, all funds that were received from such investors pursuant to such subscription agreements were placed into escrow and not released to the Company, the Company did not accept any of the subscription agreements and no units were issued to any investors pursuant to subscriptions received during the registered offering. Therefore, because the Company has no "investing public" to which information about its activities through the end of the fiscal year 2008 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..."*Id.* In the Company's case, the burdens imposed by the application of Rule 12h-3 would clearly outweigh any benefits. The preparation and filing of periodic reports would involve significant management efforts and would impose a financial burden on the Company. Because the Company has no public members and no purchasers in a registered public offering, there is no investing public that would derive a benefit from requiring the Company to continue filing the periodic reports required by Section 13 of the Exchange Act.

The Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that the application of Rule 12h-3(c) is not always justified by public policy considerations and, accordingly, has taken a no-action position such as that requested herein. *See, e.g., Telemar Participaoes S.A. (June 20, 2007); Wintegra, Inc. (Aug. 11, 2006); Infiniti Solutions Ltd., (Mar. 8, 2005); ATX Group, Inc., (Oct. 15, 2004); Engenio Information Technologies, Inc., (Sept. 13, 2004); NOMOS Corporation (Nov. 12, 2002); Medco Health Solutions, Inc. (Aug. 13, 2002); NeoGenesis Pharmaceuticals, Inc. (Apr. 1, 2002); OMP, Inc. (Apr. 2, 2001); Enfinity Corporation (Nov. 30, 1998); and Coral Systems, Inc. (Mar. 31, 1997).*

Consequently, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission the periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (i.e., the fiscal year ending December 31, 2008).

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the investing public derives no benefit from requiring the Company to file the periodic reports required by Section 13(a) of the Exchange Act because the Company's outstanding membership units are held of record by less than 300 persons and there have been, and will be, no purchasers in the registered public offering. Moreover, the financial burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (i.e., the fiscal year ending December 31, 2008). If and when relief is granted by the Staff with respect to the foregoing, the Company will file Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before the date on which the Company's next periodic report is due pursuant to the Exchange Act.

If you have any questions with respect to this request or require additional information, please contact Mark Wickham at (515) 248-6623. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. We would appreciate it if you would acknowledge receipt of this letter by date-stamping a copy of this letter and returning it to the undersigned via facsimile at (515) 248-6624.

Very truly yours,

/s/ Mark D. Wickham

Mark D. Wickham

cc: Clay Hansen

END